UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third500, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1740 Oak Ave, Suite C1
(No. and Street)

Evanston (City) IL (State) 60201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Gibson 847-849-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

500 W Monroe Suite 2000 (Address) Chicago (City) IL (State) 60661 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, David Burton Loucks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third500, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XX [signature]
Signature

Chairman and CEO
Title

XX [signature]
Notary Public

IGNAT IGNATOV
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 27, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2019

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2019

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Third500, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third500, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, Illinois
March 13, 2020

THIRD500, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2019
ASSETS	
Current assets:	
Cash	$ 1,488,215
Investments	100,330
Accounts receivable, net	123,228
Other assets	215,534
Total assets	$ 1,927,307
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 23,720
Member's capital	1,903,587
Total liabilities and member's capital	$ 1,927,307

See notes to financial statements

THIRD500, LLC

STATEMENT OF INCOME

Year ended December 31,	2019
Revenues:	
Professional services	
Advisory fees	**$ 1,364,000**
Success fees	**5,618,135**
Consulting fees	**110,000**
Unrealized gain on sale of securities	**43,764**
Total revenues	**7,135,899**
Expenses:	
Computer expense	**105,396**
Conferences and meetings	**45,575**
Dues and subscriptions	**15,190**
Employee compensation	**3,241,556**
Marketing	**23,115**
Professional fees	**773,703**
Rent	**114,361**
Research	**27,958**
Insurance	**3,776**
Telephone and data services	**23,085**
Travel and entertainment	**106,571**
Bad debts	**190,948**
Other	**119,160**
Total expenses	**4,790,394**
Net income	**$ 2,345,505**

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, January 1, 2019	$ 984,533
Net income	2,345,505
Contribution	113,858
Distribution	(1,540,309)
Member's capital, December 31, 2019	**$ 1,903,587**

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CASH FLOWS

Year ended December 31,	2019
Cash flows from operating activities:	
Net income	**$ 2,345,505**
Unrealized gain on Investments	**(43,764)**
Investments received from revenue transactions	**(56,565)**
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	**789,627**
Other assets	**(145,979)**
Decrease in operating liabilities:	
Accounts payable and accrued expenses	**(121,689)**
Deferred revenue	**(55,000)**
Net cash provided by operating activities	**2,712,135**
Cash flows from financing activities:	
Contribution	**113,858**
Distribution	**(1,540,309)**
Net cash used in financing activities	**(1,426,451)**
Net increase in cash	**1,285,683**
Cash, beginning of year	**202,532**
Cash, end of year	**$ 1,488,215**

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Third500, LLC (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company is a limited liability company and the liability of the member is limited to the capital account balance in the company. The Company, headquartered in Evanston, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe, however it can also serve non-healthcare companies.

The Company is wholly-owned by Third500 Holding Private Limited (Private) which operates under the laws of Singapore. Private is a holding company owned by Healthios Holdings, LLC (Healthios).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2019, the Company had cash of $1,248,696 in excess of federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible.

Customer Concentration

A significant portion of the Company's revenue was derived from one customer. For the year ended December 31, 2019, one customer accounted for 75% of the Company's total revenue. The next largest customer as a percentage of revenue was 7%.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

The Company recognizes revenue following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Advisory fees

The Company provides a general set of investment banking services to its clients in exchange for advisory services fees. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a monthly specified retainer amount. At times, a client may pay a "lump sum" advisory fee for investment banking services at the beginning of an engagement to be consumed over a specified time period. In this case, the Company will defer revenue recognition in the month the "lump sum" is collected, and then recognize revenue over the time period the investment banking services are performed.

Expense reimbursement

The Company is allowed to charge back reasonable expenses it incurs while carrying out its obligations to a client. Expense reimbursement revenue is most commonly from airfare, meals, hotels and car rental that the Company charges back to the client. These expense reimbursement revenues are recognized as expenses are incurred.

Success fees

The Company can also earn revenue for successfully brokering a client financing or partnering transaction. For this, the Company earns a cash success fee. Management recognizes success fee revenue when (i) the client receives its "Aggregate Consideration" from an equity or debt raise at the time the closing escrow account is funded; or (ii) when a partnering of the client with a strategic partner results in a consummated transaction. When one of these events occur, the Company has earned its contractually stated percentage of "Aggregate Consideration." Prior to one of these two events occurring, the success fee revenue is not deemed earned because the client and its prospective investors can choose not to consummate the transaction.

Revenue can also be earned from "Earn Outs" or stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes success fee cash revenue, which is at the point in time an exercise event occurs. In year ending 2019,

the firm earned $56,565 in stock warrant exercise revenue. The exercised stock was subject to Regulation 1933 lock up period until March 16, 2020 so it was not liquidated for cash. The Company holds the stock and had gains on securities of $43,765 at December 31, 2019.

Consulting fees

The Company also earns revenue from providing expert opinion for legal matters where actions are brought by shareholders against an issuer. For this, the Company recognizes revenue for the hours it provides to the law firm who has hired the Company. The Company can also earn revenue from providing fairness opinions to an issuer. Revenue is recognized at the time the fairness opinion is delivered to the client issuer.

Income taxes:

The Company is treated treated as a disregarded entity for tax purposes. The holding company which owns 100% of the Company is then treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

New accounting pronouncement:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a month-to-month operating lease for office space with an affiliated entity (See Note 3). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not generally readily determinable and, accordingly, we use our incremental borrowing rate (5%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset, if any, is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments under long-term leases is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

2. Leases

The Company rents office space on a month-to-month basis from a related party. Total rent expense for the year ended December 31, 2019 is $114,362.

3. Investments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets the entity has the ability to access as of the measurement date
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted Prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company deems that its total balance of Investments held are Level 1. The asset balance of $100,330 is comprised of one security with a quoted market price in an active market.

4. Related party transactions

The Company has a referral fee sharing agreement with Third500 Pte Ltd, an affiliate under common control. The fee sharing allows the Company to share attributable fees directly to Third500 Pte Ltd for the work it performs in conjunction with the Company's revenue. In 2019, the Company paid fees to Third500 Pte Ltd. of $117,500. The Company also had an intercompany expense paid to Third500 Private Ltd. for $35,711 that arises from the Company paying for travel, air, hotels on behalf of Third500 Pte Ltd.

Included in professional fees are amounts paid to Third500 (Thailand) Pte Ltd., a related party under common control for back office support. Total fees paid to Third500 (Thailand) Pte. Ltd. for the year ended December 31, 2019 were $433,569. The Company funds Thailand only what their direct costs are on a monthly basis. Third500 (Thailand) Pte Ltd does not seek to earn a profit. It is organized under the laws of Thailand. The Company is the sole customer of Third500 (Thailand) Pte Ltd, which is headquartered in Bangkok, Thailand. There was no balance due to Third500 (Thailand) Pte Ltd at yearend.

The Company rents office space from Suissealpin, LLC, an entity related through common ownership, under a month-to-month lease. In 2019, the Company paid rent to Suissealpin, LLC totaling $115,460. In addition, the Company has prepaid $125,089 as of December 31, 2019, which is for the first six months of 2020 rent.

The Company processes payroll for employees of one of the Managing Member's relatives. The Company pays these employees and then simultaneously invoices the amount to the relative to recoup the cost. There was no receivable at December 31, 2019 from the relative's employee costs. In 2019, total amount of payroll processed and reimbursed was $99,395.

At December 31, 2019, the Company's accounts payable balance has $2,641 in obligation due to the managing members of Healthios Holdings, LLC for costs incurred in connection with air, meals, hotel and travel related expenditures for business purposes.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2019, the Company had net capital of $1,464,495, which exceeded the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .016:1 at December 31, 2019. The Company has notified FINRA and filed appropriate 17a-11 notification. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

THIRD500, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31	2019
Net capital:	
Member's capital	$ 1,903,587
Non-allowable assets:	
Investments	100,330
Accounts receivable	123,228
Other assets	215,534
Net capital	1,464,495
Net capital requirement	5,000
Excess net capital	$ 1,459,495
Ratio of aggregate indebtedness to net capital	.016:1
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 23,720

There are no material differences between the amounts presented above and the amounts presented in the Company's amended December 31, 2019 unaudited FOCUS Part II Report.

THIRD500, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2019

Third500, LLC does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Third500, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
March 13, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Third500, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Third500, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
March 13, 2020